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                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment Number 1)

                         CRAFTMADE INTERNATIONAL, INC.
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                               (Name of Issuer)


                    Common Stock, $0.01 Par Value Per Share
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                        (Title of Class of Securities)


                                  22413E-10-4
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                            James F. Gallivan, Jr.
                             GHS Management, Inc.
                        8235 Douglas Avenue, Suite 420
                              Dallas, Texas 75225
                                 (214)696-2700
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 1, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].



                               PAGE 1 OF 7 PAGES



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CUSIP NO. 22413E-10-4                 13D                     PAGE 2 OF 7 PAGES


(1)      Name of Reporting Person                         GHS Management, Inc.
         S.S. or I.R.S. Identification                    75-2345463
         No. of Above Person

(2)      Check the Appropriate Box if a                   (a)
         Member of a Group (see instructions)             (b) X

(3)      SEC Use Only

(4)      Source of Funds (see instructions)               WC

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization             Texas

         Number of Shares    (7)  Sole Voting Power       92,000(1)
         Beneficially owned
         by Each Reporting
         Person with
                             (8)  Shared Voting Power     -0-

                             (9)  Sole Dispositive Power  92,000(1)

(10)     Shared Dispositive Power                         -0-

(11)     Aggregate Amount Beneficially                    92,000
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                  3.1%
         Amount in Row (11)

(14)     Type of Reporting Person (See                    CO
         Instructions)

--------------------------------

(1) GHS Management, Inc. has sole voting and dispositive power with respect to the shares of Common Stock held by GHS Partners LDC.


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CUSIP NO. 22413E-10-4                 13D                     PAGE 3 OF 7 PAGES


(1)      Name of Reporting Person                         G. Houston Hall
         S.S. or I.R.S. Identification                    ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box                        (a)
         if a Member of a Group (See                      (b)  X
         instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                             WC
         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                          USA
         Organization

         Number of Shares     (7)  Sole Voting Power      127,000(1)
         Beneficially Owned
         by Each Reporting
         Person with
                              (8)  Shared Voting Power    0

                              (9)  Sole Dispositive Power 127,000(1)

(10)     Shared Dispositive Power                         0

(11)     Aggregate Amount Beneficially                    127,000(2)
         owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                  4.3%
         Amount in Row (11)

(14)     Type of Reporting Person (See                    IN
         instructions)

---------------------------------

(1) Mr. Hall has voting and dispositive power with respect to the aggregate 127,000 shares of Common Stock held by Falcon Fund, Ltd.

(2)Includes the aggregate of 127,000 shares of Common Stock held by Falcon Fund, Ltd.


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CUSIP NO. 22413E-10-4                 13D                     PAGE 4 OF 7 PAGES


(1)      Name of Reporting Person                         James C. Smith
         S.S. or I.R.S. Identification                    ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box if                     (a)
         a Member of a Group (See                         (b)  X
         instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                             PF, WC
         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                          USA
         Organization

         Number of Shares    (7)  Sole Voting Power       109,500(1)
         Beneficially Owned
         by Each Reporting
         Person with
                             (8)  Shared Voting Power     0

                             (9)  Sole Dispositive Power  109,500(1)

(10)     Shared Dispositive Power                         0

(11)     Aggregate Amount Beneficially                    109,500(2)
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                  3.7%
         Amount in Row (11)

(14)     Type of Reporting Person (See                    IN
         instructions)

-----------------------------------

(1) Mr. Smith has voting and dispositive power with respect to the aggregate of 109,500 shares of Common Stock held by him and GHS Partners LDC (which is managed by GHS Management, Inc.)

(2) Includes the aggregate of 92,000 shares of Common Stock held by GHS Partners LDC which is managed by GHS Management, Inc.



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CUSIP NO. 22413E-10-4                 13D                     PAGE 5 OF 7 PAGES




         The statement on Schedule 13D relating to the Common Stock of Craftmade International, Inc. filed April 26, 1995, by GHS Management, Inc., G. Houston Hall and James C. Smith, is hereby amended and supplemented as follows:

Item 2.           Identity and Background.

                  (a), (b) and (c). This Statement is filed by GHS Management, Inc., a Texas corporation ("GHS"), G. Houston Hall and James C. Smith. The present principal occupation or employment of Mr. Smith is the management of his personal investments and those managed by GHS. The present principal occupation or employment of Mr. Hall is the management of his personal investments and of Falcon Fund, Ltd. Mr. Hall also serves as the sole general partner of Falcon Fund, Ltd., a Texas limited partnership ("Falcon"). The principal business of GHS is investment and trading of capital stocks, warrants, bonds, notes, debentures and other securities for funds it manages for others. Effective July 1, 1997, Mr. Smith ceased to have any beneficial ownership, for purposes of Schedule 13D, in the securities of the Company held by Falcon; and Mr. Hall ceased to have any beneficial ownership, for the purposes of Schedule 13D, in the securities of the Company held by GHS or GHS Partners (as defined below). Accordingly, effective July 1, 1997, none of GHS, Mr. Hall or Mr. Smith beneficially owns 5% or more of the outstanding Common Stock of the Company.

         As of July 1, 1997, GHS has sole investment authority with respect to shares of Common Stock held by GHS Partners LDC ("GHS Partners"); James C. Smith has investment authority over the funds managed by GHS; Mr. Hall, as sole general partner of Falcon, has sole investment authority over it; Mr. Hall has sole investment authority for shares held in his name; and Mr. Smith has sole investment authority for shares held in his name.

         The principal place of business for Messrs. Hall and Smith and GHS Management, Inc. is 8235 Douglas Avenue, Suite 420, Dallas, Texas 75225.

                  (d) None of GHS, Mr. Hall or Mr. Smith, during the last five years, has been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

                  (e) None of GHS, Mr. Hall or Mr. Smith, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Hall and Smith are citizens of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         The aggregate of 127,000 shares of Common Stock beneficially owned by Mr. Hall and Falcon were purchased in transactions effected in the over-the-counter markets for an aggregate

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CUSIP NO. 22413E-10-4                 13D                     PAGE 6 OF 7 PAGES

purchase price of $954,946.38 (including brokerage commissions); and the aggregate of 109,500 shares of Common Stock beneficially owned by GHS and Mr. Smith were purchased in transactions effected in the over-the-counter markets for an aggregate purchase price of $937,844.61 (including brokerage commissions), all of which was derived from working capital (in the case of GHS and Falcon) and personal funds (in the case of Messrs. Hall and Smith).


Item 5.           Interest in Securities of the Issuer.

                  (a) As of July 1, 1997, (i) GHS beneficially owned 92,000 shares of Common Stock of the Company, representing approximately 3.1% of the outstanding Common Stock of the Company; (ii) Mr. Hall beneficially owned 127,000 shares of Common Stock (including the 127,000 owned by Falcon), representing approximately 4.3% of the outstanding Common Stock of the Company; and (iii) Mr. Smith beneficially owned 109,500 shares of Common Stock (including the 92,000 shares owned by GHS), representing approximately 3.7% of the outstanding Common Stock of the Company.

         According to the Issuer's Report on Form 10-Q for the period ended March 31, 1997, a total of 2,950,000 shares of Common Stock were issued and outstanding on April 11, 1997.

                  (b) Mr. Smith has the sole power to vote and dispose of the Common Stock beneficially owned by him and GHS; Mr. Hall has the sole power to vote and dispose of the Common Stock beneficially owned by him and Falcon.

                  (c) During the 60 days prior to and including the date of the event which requires the filing of this Statement, GHS and Messrs. Hall and Smith effected the following transactions, all of which were open market transactions effected through third party brokers:

                             TRANSACTION
  DATE          ACCOUNT          TYPE          SHARES        PRICE/SHARE
  ----          -------      -----------       ------        -----------
06-20-97        SMITH            BUY            2,500          $7.4875
07-01-97        FALCON           SELL          32,000          $7.5000

                  (d) Not applicable.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   None of GHS, Mr. Hall or Mr. Smith have any contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer.



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CUSIP NO. 22413E-10-4                 13D                     PAGE 7 OF 7 PAGES


                                  Signatures


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  July 1, 1997
                                       GHS Management, Inc.


                                       By:  /s/ James F. Gallivan, Jr.
                                            ----------------------------------
                                       Its:  President


                                       /s/  G. Houston Hall
                                       ---------------------------------------
                                       G. Houston Hall


                                       /s/  James C. Smith
                                       ---------------------------------------
                                       James C. Smith